CAPITAL VALUE ADVISORS, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION
AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapitalValue Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 University Boulevard, Suite 400
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Younger 303 243 5601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WipFli, LLC
(Name – *if individual, state last, first, middle name*)

7887 E Belleview Avenue, Ste 700	Denver	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Younger _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CapitalValue Advisors, LLC _____, as

of December 31 _____, 20 17 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

Managing Director
Title


Notary Public



> APRIL LYNN WILKINSON
> NOTARY PUBLIC
> STATE OF COLORADO
> NOTARY ID 20144045057
> MY COMMISSION EXPIRES NOVEMBER 24, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

WIPFLi LLP
CPAs and Consultants

Wipfli LLP
7887 E. Belleview Ave.
Suite 700
Denver, CO 80111
303.759.0089
fax 303.759.2189
www.wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Value Advisors, LLC
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Value Advisors (a Colorado Limited Liability Company) as of December 31, 2017 and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Value Advisors, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Value Advisors, LLC's management. Our responsibility is to express an opinion on Capital Value Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Value Advisors, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Capital Value Advisors, LLC's financial statements. The supplemental information is the responsibility of Capital Value Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli, LLP
We have served as Capital Value Advisors, LLC auditors since 2018.
Denver, Colorado

February 26, 2018

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash		$ 1,040,889
Accounts Receivable		265,000
Prepaid Expenses		83,625
Total Current Assets		1,389,514

PROPERTY AND EQUIPMENT - AT COST		
Office Furniture and Equipment	$ 181,185	
Leasehold Improvements	168,715	
	349,900	
Less: Accumulated Depreciation	173,677	
Property and Equipment - Net		176,223

OTHER ASSETS		
Deposits		30,156
TOTAL ASSETS		$ 1,595,893

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 16,578
Retirement Plan Contribution Payable		277,570
Accrued Payroll		14,657
Total Current Liabilities		308,805
MEMBERS' EQUITY		1,287,088
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 1,595,893

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES

Commissions		$ 3,919,108
Services		1,065,487
Total Revenues		4,984,595

OPERATING EXPENSES

Retirement Plan	$ 280,601	
Marketing and Business Development	149,333	
Contracted Services	132,045	
Contributions	3,950	
Depreciation	51,490	
Dues and Subscriptions	80,671	
Employee Appreciation	38,343	
Insurance	48,442	
Office Supplies	57,519	
Owner Compensation	131,207	
Professional Fees	89,728	
Regulatory Fees	13,387	
Rent	177,938	
Salaries, Bonuses, and Related Taxes	1,292,335	
Travel	56,517	
Total Operating Expenses		2,603,506

INCOME FROM OPERATIONS		2,381,089

OTHER INCOME

Interest Income		2,662
NET INCOME		$ 2,383,751

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBERS' EQUITY - JANUARY 1, 2017	$	1,903,337
Member Distributions		(3,000,000)
Net Income		2,383,751
MEMBERS' EQUITY - DECEMBER 31, 2017	$	1,287,088

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	2,383,751
Non-Cash Items Included in Net Income		
Depreciation		51,490
(Increase) Decrease in Assets:		
Accounts Receivable		(185,000)
Prepaid Expenses		(55,530)
Increase (Decrease) in Liabilities:		
Accounts Payable		10,572
Retirement Plan Contribution Payable		277,570
Accrued Payroll		2,571
Net Cash Provided By Operating Activities		2,485,424
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Distributions		(3,000,000)
NET DECREASE IN CASH		(514,576)
CASH AT BEGINNING OF YEAR		1,555,465
CASH AT END OF YEAR	$	1,040,889
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Interest Paid	$	-

The accompanying notes are an integral part of the financial statements.

1 Company History, Use of Estimates, and Significant Accounting Policies.

Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company, and began operations in January 2010. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company provides advisory services to corporations who are engaged in merger and acquisition activities and the issuance of debt and equity securities to institutional investors and other corporations. The Company is not engaged in any underwriting activities.

As a registered broker-dealer, the Company is subject to regulatory oversight within the industry, including FINRA, the SEC, and the various securities commissions of the States and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining regulatory authority.

The Company is exempt from Rule 15c3-3 under subsection (k)(1) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include management's belief that accounts receivable are fully collectible and long-lived assets are recoverable. Actual results could differ from those estimates.

Revenue Recognition. Commission revenue consists of transaction-based fee arrangements related to strategic advisory services. Commission revenues are recognized when services for the transactions are complete, except when future contingencies exist, in accordance with terms set forth in individual agreements. Commission revenues are dependent on the successful completion of a transaction. The existence of any significant future contingencies results in the delay of recognition of corresponding revenue until such contingencies are satisfied. Service revenues primarily consist of retainer fees for strategic advisory services and are recognized when the services are rendered.

Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2017, the Company had no cash equivalents.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Accounts Receivable. Accounts receivable are recorded when invoices are issued. Receivables are written-off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary at December 31, 2017.

Financial Instruments and Concentrations of Credit Risk. The Company's financial instruments include cash, accounts receivable, accounts payable, and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts based on current market indicators such as prevailing interest rates and their short-term nature.

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and accounts receivable. The Company periodically monitors its positions with, and the credit quality of, the financial institutions in which it maintains cash deposits. At times throughout the year, balances in various bank accounts may have exceeded Federally insured limits. The Company has not experienced any losses in such accounts.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral, as management believes they have collection measures in place to limit the potential for significant losses. At December 31, 2017, 67% of Accounts Receivable consist of amounts due from four customers. For the year ended December 31, 2017, approximately 44% of Revenue was generated from one customer.

Advertising Expenses. Advertising costs are expensed in the period incurred. The Company did not incur any advertising costs in 2017.

Depreciation. Depreciation of property and equipment is recorded on the straight-line method for financial statement purposes over the estimated useful lives of the assets, which vary from three to seven years.

Income Taxes. The Company is a Limited Liability Company and has elected to be treated as a partnership for Federal and State income tax reporting purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of its members and any resulting tax liability is the responsibility of the members. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Generally Accepted Accounting Principles require the Company to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit and to record a liability for any such taxes including penalties and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a liability mentioned above or further disclosure. The Company evaluates the validity of its conclusions regarding uncertain income tax positions on an annual basis, including its status as a pass-through entity, to determine if facts or circumstances have arisen that might cause management to change its judgment regarding the likelihood of a tax position's sustainability under examination. The Company files income tax returns in the U.S. Federal and State of Colorado jurisdictions. These returns are currently open for income tax examinations under the statute of limitations by these jurisdictions for the years ended December 31, 2014 and after for Federal purposes and for the years ended December 31, 2013 and after for State purposes.

New Accounting Pronouncements. In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The new standard supersedes current revenue recognition requirements in FASB Accounting Standards Codification (ASC) Topic 605 *Revenue Recognition*, and most industry specific guidance. When adopted, the amendments in the ASU must be applied using either a full or modified retrospective method. ASU No. 2014-09 is required to be adopted by the Company effective January 1, 2018. The Company does not believe that the provisions of ASC 606 will have a material impact on its financial statements.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842), which requires lessees to recognize on the balance sheet a right-of-use asset and a lease liability for most lease arrangements with a term greater than one year. The new standard also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from the leases. ASU 2016-02 is effective for public reporting companies for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments in this update should be applied using a modified retrospective approach. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Subsequent Events. In preparing its financial statements, the Company has evaluated subsequent events through February 26, 2018, which is the date the financial statements were available to be issued. Management of the Company has not identified any subsequent events that require reporting or disclosure.

2 Property and Equipment.

A summary of the investment in property and equipment as of December 31, 2017, net of accumulated depreciation, is as follows:

Office Furniture and Equipment	$ 57,999
Leasehold Improvements	118,224
Property and Equipment - Net	$ 176,223

Depreciation charged to operations for the year ended December 31, 2017, was $51,490.

3 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $6\frac{2}{3}\%$ of aggregate indebtedness or $5,000, requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had net capital of $732,084, which was $711,497, in excess of its required minimum. The Company's ratio of aggregate indebtedness to net capital did not exceed the requirements.

4 Retirement Plan.

The Company has a 401(k) profit sharing plan that covers all employees over the age of 21 who have completed one year of service. The Company makes safe harbor matching contributions to the plan, and at its discretion, may authorize additional matching and/or profit sharing contributions to the plan. The Company contributed $277,570 to the plan for the year ended December 31, 2017, which was payable to the plan at December 31, 2017. The Company also incurred $3,031 in plan related expenses for the year ended December 31, 2017.

5 Minimum Future Lease Payments.

Effective October 1, 2014, the Company has entered into a long-term lease agreement for office space, expiring on December 31, 2024, with an option to renew for an additional five year period. The lease requires monthly rent payments of approximately $13,600, and commencing in 2016, the additional payment of certain operating expenses, as defined in the lease agreement.

The following are future minimum lease payments, excluding the operating expenses, for the years ending December 31:

2018	$ 166,000
2019	168,000
2020	171,000
2021	173,000
2022	176,000
Thereafter	359,000
	$ 1,213,000

Rent Expense was approximately $178,000 for the year ended December 31, 2017.

SUPPLEMENTAL INFORMATION

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL
Total Members' Equity $ 1,287,088

Deductions and/or Charges
Non-Allowable Assets:
    Accounts Receivable $ (265,000)
    Prepaid Expenses   (83,625)
    Property and Equipment   (176,223)
    Deposits   (30,156)

       Total Non-Allowable Assets   (555,004)

       NET CAPITAL $ 732,084

AGGREGATE INDEBTEDNESS
Items Included in Statement of Financial Condition:
    Accounts Payable and Accrued Expenses $ 31,235
    Retirement Plan Contribution Payable   277,570
      AGGREGATE INDEBTEDNESS $ 308,805

MINIMUM NET CAPITAL REQUIRED $ 20,587

NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT $ 711,497

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   42.2%

Reconciliation of Net Capital and Aggregate Indebtedness Under
** SEC Rule 15c3-1 to FOCUS Report, as amended:**

    There were no differences in Net Capital and Aggregate
    Indebtedness under SEC Rule 15c3-1 as reported in the
    FOCUS Report, as amended, and the audited financial
    statements as of and for the year ended December 31, 2017.

See Report of Independent Registered Public Accounting Firm.
The preceding notes are an integral part of this supplemental information.

Wipfli LLP
7887 E. Belleview Ave.
Suite 700
Denver, CO 80111

303.759.0089
fax 303.759.2189
www.wipfli.com

WIPFLi LLP

CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Value Advisors, LLC
Denver, Colorado

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Value Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k), under which Capital Value Advisors, LLC claimed an exemption from 17 C.F.R §240.15c3-3 under the exemptive provision of 17 CFR §240.15c3-3(k)(1), and (2) Capital Value Advisors, LLC stated that Capital Value Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Value Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Value Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli, LLP
Denver, Colorado

February 26, 2018



INFO@CAPITALVALUE.NET
720 733 0400
720 528 7877

101 UNIVERSITY BLVD / SUITE 400
DENVER CO 80206

CapitalValue Advisors, LLC's Exemption Report

CapitalValue Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3: Rule 17a5(d)(1)(i)(B)(2). The Company met the identified exemption provisions in 17 CFR 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____
CapitalValue Advisors, LLC

I, David Tolson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
By: David Tolson, Managing Director
February 21, 2018